EXHIBIT 4.35

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, (THE "ACT") AND MAY BE DEEMED A "RESTRICTED SECURITY" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THIS PROMISSORY NOTE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

U.S. $38,000.00

Poughkeepsie, New York May 24, 2013

AMENDED PROMISSORY NOTE

FOR VALUE RECEIVED, Gilman Ciocia, Inc., a Delaware corporation ("Maker") promises to pay to the order of Equity Trust Company, Custodian FBO: Gilman Ciocia, Inc. 401K Plan, FBO Michael Ryan a/c# 500192 (the "Payee"), during regular business hours at whatever place the Holder may from time to time designate, the principal sum of $38,000.00 (the "Principal Balance") with interest thereon at Ten percent (10%) per annum, as follows:

1.
The Maker shall pay interest in arrears on the outstanding principal balance on the 15th day of each month commencing on June 15, 2013. The final interest payment for the month of June, 2014 shall be paid on July 1, 2014.

2.	The Maker will pay the Payee the Principal Balance on July 1, 2014.

3.	The Maker shall pay to the Payee a late fee equal to five (5%) percent of the payment due for each payment that is paid more than five (5) days after it is due.

This Amended Promissory Note supersedes the Amended Promissory Note between the Maker and the Payee dated May 31, 2013 in the amount of $38,000.00.

All amounts payable hereunder shall be payable to Payee in United States dollars at such bank account as shall be designated by the Payee in immediately available funds or as otherwise specified to Maker in writing. Payment on this note shall be applied first to any expenses of collection, then to accrued interest, and thereafter to the outstanding principal balance hereof.

This Note may be prepaid in whole or in part at any time without penalty. The following events shall each be an "Event of Default" under this Note:

(a)
The Maker becomes insolvent or generally fails to pay, or admits inwriting its inability or refusal to pay, debts as they become due; or Maker applies for, consents to or acquiesces in the appointment of a trustee, receiver or other custodian for the Maker or any substantial part of its property, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for the Maker, or for a substantial part of its property, and is not discharged within 60 days; or any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of the Maker, and if such case or proceeding is not commenced by the Maker, it is consented to or acquiesced in by the Maker, or remains for 60 days undismissed; and

(b)	Maker's failure to make any payment under this Note within thirty (30) days from the date the same becomes due and payable.

(c)	If Maker sells or merges or transfers ownership and control of the corporation (meaning greater than 50% of outstanding common shares or assets are transferred or sold).

Upon the occurrence of an Event of Default, the unpaid principal, all unpaid accrued interest thereon and all other amounts owing hereunder shall automatically become immediately due and payable. Effective upon an Event of Default, the interest rate on this Note shall increase tol6%, or to such lesser interest rate as is permitted by applicable law.

This Note is made with full recourse to the Maker including without limitation with full recourse to all assets of the Maker and pursuant to and upon all warranties, representations, covenants and agreements on the part of the Maker as contained herein.

Maker waives presentment and written demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. Maker waives its rights to a jury trial in connection with any claims arising under this Note to the fullest extent permitted by law. If there has been an Event of Default by Maker hereunder, Payee shall be entitled to receive and Maker agrees to pay all costs of enforcement and collection incurred by Payee, including, without limitation, reasonable attorneys' fees relating thereto.

The provisions of this Note shall be binding on any successor to Maker and shall extend to any holder hereof

This Note may not be changed, modified or terminated orally.

This note shall be governed by and construed in accordance with the laws of the State of New York without regard to any principles of conflicts of law. The Maker submits to the jurisdiction of the New York State Supreme Court, Dutchess County, for any collection lawsuits.

This Note is collateralized and secured by a collateral assignment by Maker to the Payee in .38% of the common stock of Prime Capital Services, Inc. The Maker will execute the Stock Pledge and Security Agreement annexed as Exhibit A evidencing such collateral assignment.

The Payee has executed the Investor Qualification Statement annexed hereto as Exhibit B evidencing that the Payee is a an Accredited Investor in accordance with Regulation D promulgated under the Securities Act of 1933.

The Payee has received and reviewed the following annexed hereto as Exhibit C: the Company's Form 10-K for the year ended June 30, 2012, the Company's Form 10-Q for the quarter ended March 31, 2013. Prior to executing this Amended Promissory Note, the Payee has made an independent investigation of the Company's business, been provided an opportunity to obtain additional information concerning the Company the Payee deems necessary to make an investment decision and all other information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense.

The Payee acknowledges and agrees that the Stock Pledge and Security Agreement annexed as Exhibit A has been amended from the previous Stock Pledge and Security Agreement dated May 31, 2012 to include the following paragraphs:

X.
EXCLUDED ASSETS. The Pledged Property under this Stock Pledge and Security Agreement does not include the assets of Prime Capital Services, Inc. which are expressly excluded from the security interest granted under this Agreement.

XI.
REQUIRED APPROVALS AND CONSENTS. Notwithstanding anything herein or in any other security document to the contrary, no Pledgee shall, without first obtaining all the prior recordings, registrations, notices and approvals or consents of any governmental authority or any self-regulatory authority (if any) that are required by law, regulations or such self-regulatory authority, take any action hereunder or under any other security document that would constitute or result in any sale or any change of control of Prime Capital Services, Inc., the broker-dealer subsidiary whose common stock constitutes the Pledged Property and the Pledged Securities under this Agreement.

IN WITNESS WHEREOF, Maker and the Payee have executed this instrument as of May 24, 2013.

Gilman Ciocia, Inc.

By:	/s/ Ted Finkelstein	/s/ Michael Ryan
	Ted Finkelstein, Vice President	Michael Ryan, 401K Plan Participant